SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 17, 2024

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #37-02B
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXHIBITS 99.1, 99.2, 99.3 AND 99.4 TO THIS REPORT ON FORM 6-K ARE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-201716) OF KENON HOLDINGS LTD. AND IN THE PROSPECTUSES RELATING TO SUCH REGISTRATION STATEMENT.

Kenon Holdings Ltd. (“Kenon”) will hold its Annual General Meeting of Shareholders on May 9, 2024 at 4 p.m. (SGT) (the “Annual General Meeting”). In connection with the Annual General Meeting, Kenon will mail to its beneficial shareholders on or about April 18, 2024, and its shareholders of record (members) on April 17, 2024, (i) a Proxy Statement, dated as of the date hereof (the “Proxy Statement”), (ii) a Notice of Annual General Meeting of Shareholders, dated as of the date hereof, and (iii) Kenon’s 2023 Annual Report prepared under Singapore law comprising the Directors’ Statement and the Singapore Statutory Financial Statements for the financial year ended December 31, 2023, attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively.

Kenon has also made available a Proxy Card, attached as Exhibit 99.4 to this Report on Form 6-K, which is to be completed according to the instructions set forth in the Proxy Statement. Holders of Kenon shares should review the instructions set forth in the Proxy Statement in order to vote their Kenon shares at the Annual General Meeting.

Exhibits

99.1	Proxy Statement, dated as of April 17, 2024
99.2	Notice of Annual General Meeting of Shareholders, dated as of April 17, 2024
99.3
2023 Annual Report prepared under Singapore law comprising the Directors’ Statement for Kenon Holdings Ltd. and the Singapore Statutory Consolidated Audited Financial Statements of Kenon Holdings Ltd. for the Financial Year ended December 31, 2023

99.4	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: April 17, 2024	By:	/s/ Robert L. Rosen
Name: Robert L. Rosen
Title: Chief Executive Officer